

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 18, 2020

Mary Mabey
General Counsel
ATN International Inc.
500 Cummings Center, Suite 2450
Beverly, MA 01915

> **Re:** **ATN International Inc.**
> **Form 10-Q**
> **Exhibit No. 10.1 - Network Build and Maintenance Agreement, dated as of July 31, 2019, by and between Commnet Wireless, LLC, a wholly owned subsidiary of ATN International, Inc., and AT&T Mobility LLC**
> **Filed November 8, 2019**
> **File No. 001-12593**

Dear Ms. Mabey:

We have concluded our assessment of your redacted exhibit for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance